Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Odysight.ai Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, our shares of common stock, par value $0.001. The following is a summary of some of the terms of our common stock based on our amended and restated articles of incorporation and our amended and restated bylaws. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our amended and restated articles of incorporation, our amended and restated bylaws as well as the Nevada Revised Statutes, or NRS, and any other documents referenced in the summary and from which the summary is derived.

Name of exchange on which registered

On February 11, 2025, our common stock began trading on the Nasdaq Capital Market under the symbol “ODYS”. Prior to such date, our common stock was quoted on the OTCQB under the same symbol, and, until February 13, 2024, was quoted on the OTCQB under the symbol “SCTC”.

Registration

Odysight.ai Inc. was incorporated on March 22, 2013 in the State of Nevada under the name Intellisense Solutions Inc.

Common Stock

We are authorized to issue up to a total of 300,000,000 shares of common stock. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and the holders of common stock possess all voting power of our stockholders. Holders of common stock do not have cumulative voting rights.

Liquidation Rights

If any, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of shares of common stock are entitled to share equally and ratably in the assets of the Company to be distributed among the holders of outstanding shares of common stock.

Dividends

In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available therefor at such times and in such amounts as our board of directors may from time to time determine. As a Nevada corporation, we are subject to the limitations of Nevada law, which allows us to pay dividends unless, after such dividend, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amount that would be needed if we were to be dissolved at the time of the dividend payment to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the dividend.

Changing our Amended and Restated Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation may be amended or repealed in the manner prescribed by the NRS, and all rights conferred upon stockholders are granted subject to this reservation. Additionally, the affirmative vote of the holders of at least sixty-six percent (66%) of the voting power of all the then outstanding shares of capital stock entitled to be voted at the meeting, present in person or represented by proxy, shall be required to amend, alter or repeal, or adopt any provision inconsistent with, Articles IV through XIII of our amended and restated articles of incorporation, and in addition to the affirmative vote of the holders of any class or series of the shares of capital stock required by law. Our amended and restated bylaws may be adopted, amended or repealed, and new bylaws made, by the board of directors, but our stockholders may make additional bylaws and may alter and repeal any bylaws, whether adopted by them or otherwise, by affirmative vote of the holders of at least sixty-six percent (66%) of the voting power of all of the then outstanding shares of capital stock entitled to be voted at the meeting, present in person or represented by proxy.

Board of Directors

Our board of directors is currently divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our amended and restated articles of incorporation and our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors, with such number as provided by our bylaws being not less than three nor more than ten. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our Company. Our directors may be removed only for cause by the affirmative vote of the holders of a majority in voting power of the outstanding shares of our capital stock entitled to vote in the election of directors.

In any election of directors, the persons (i) in contested elections receiving a plurality of the votes cast, up to the number of directors to be elected in such election, shall be deemed elected or (ii) in uncontested elections receiving a majority of the votes shall be deemed elected. The stockholders are expressly prohibited from cumulating their votes in any election of our directors. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Anti-Takeover Effects of Nevada Law and Our Amended and Restated Articles of Incorporation and Bylaws

General. Certain provisions of our amended and restated articles of incorporation and our amended and restated bylaws, and certain provisions of the NRS could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and our amended and restated bylaws and the applicable provisions of the NRS.

Advance Notice Requirements. Stockholders wishing to nominate or re-nominate persons for election to our board of directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our amended and restated bylaws. Likewise, if our board of directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate or re-nominate persons for election to our board of directors at such special meeting must comply with certain advance notice and other requirements set forth in our amended and restated bylaws.

Special Meetings. Our amended and restated bylaws provide that special meetings of stockholders may only be called by the board of directors acting pursuant to a resolution approved by the affirmative vote by a majority of the directors then in office.

Board Vacancies. Any vacancy on our board of directors, howsoever resulting, may be filled by a majority vote of the directors then in office even if less than a quorum is present. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders, at which their successors are elected or appointed and the term of the class to which he or she has been elected expires, or until his or her earlier resignation or removal.

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Removal of Directors. Our amended and restated bylaws provide that any director, or the entire board of directors, may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least seventy percent (70%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote at an election of directors, voting together as a single class. NRS 78.335 generally requires the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove an incumbent director.

Nevada Anti-Takeover Statutes. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our amended and restated articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our amended and restated articles of incorporation include a provision electing that the Company be governed by these laws. These laws may have a chilling effect on certain transactions by for example discouraging companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such transactions may be in the interest of our stockholders, unless our amended and restated articles of incorporation or bylaws are amended to provide that these provisions generally do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares. However, at this time, we do not believe we have 100 stockholders of record resident of Nevada and we do not conduct business in Nevada directly or through an affiliated corporation. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares at this time and will not until such time as these requirements have been met.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our amended and restated articles of incorporation include a provision electing that the Company not be governed by these laws.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

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Transfer Agent

The transfer agent and registrar for our common stock is Securities Transfer Corporation. The transfer agent and registrar’s address is 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093. The transfer agent’s telephone number is (469) 633-0101.

Shares Eligible for Future Sale

Rule 144

●	Pursuant to Rule 144 of the Securities Act of 1933, as amended, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (ii) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.
●	Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of: 1% of total shares outstanding and the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a Rule 144 notice with respect to such sale.

These provisions are, in each case, dependent on the Company being subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 144(i)(1) also prohibits reliance on the rule for sales of restricted stock and any stock held by affiliates of the issuing company into the public market if the issuing company is now or at any time previously has been a “shell company”, unless the requirements of Rule 144(i)(2) are satisfied. Our Company had been a shell company prior to December 30, 2019, and we satisfied the requirements of Rule 144(i)(2).

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